 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Carl Two, LLC (Last) (First) (Middle) 3rd Floor, 1 West Liberty Street (Street) Reno, NV 89501 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) December 23, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) -
4. Issuer Name and Ticker or Trading Symbol
International Speedway Corporation   ISCA, ISCB
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director              X          10% Owner
                        Officer                X          Other

Officer/Other
Description           Group Member
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Class A Common Stock	50,835.0000	I	By Remainder of France Family Group
Class B Common Stock	484.0000 (1)	I	By Carl Two Limited Partnership
Class B Common Stock	20,950,429.0000	I	By Remainder of France Family Group

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Carl Two, LLC - December 23, 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses : Signed pursuant to power of attorney previously filed with the commission.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: Glenn R. Padgett as attorney in fact for ________________________________ 12-23-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1473 (3-99)

Carl Two, LLC - December 23, 2002
Form 3 (continued)
FOOTNOTE Descriptions for International Speedway Corporation ISCA, ISCB

Form 3 - December 23, 2002

Carl Two, LLC
3rd Floor, 1 West Liberty Street

Reno, NV 89501
Explanation of responses:

(1)   Reported transaction is the effect of contribution of Issuer shares by a natural person member of the France Family Group to newly created entity(ies) which became member(s) of the France Family Group on the date of the contribution as a result of the contribution or exchange for partnership interests. Results in no change in the aggregate number of Issuer shares owned or controlled by the members of the France Family Group.

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